Exhibit 99.2

Lumenis Introduces Advanced Retinal Laser Delivery Technology at the 2009 American Academy of Ophthalmology Annual Meeting in San Francisco, California, USA

October 27, 2009 – Santa Clara, CA, USA

Lumenis Ltd. a global developer, manufacturer and marketer of laser, light-based and radiofrequency devices for ophthalmic, surgical and aesthetic applications, announced today that it introduced a breakthrough ophthalmic laser delivery technology on October 24th at the American Academy of Ophthalmology (AAO) Annual Meeting in San Francisco, California, USA.

Dov Ofer, Lumenis’ President and Chief Executive Officer stated: “Lumenis is proud to be yet again at the forefront of ophthalmic laser technology with the introduction of InSight®, a fully integrated, advanced retinal laser delivery technology and slit lamp bio-microscope. This achievement continues Lumenis’ 40-year history of ophthalmic laser innovation. In 1970 we were the very first company to introduce a laser in this field; since then, we have followed with a series of additional sight-preserving milestones, including the first laser photocoagulator, laser indirect ophthalmoscope, multicolor photocoagulator, photodynamic (PDT) laser, the revolutionary Selective Laser Trabeculoplasty (SLT) system, and solid state multicolor laser.”

“At this year’s AAO Meeting, we continue this long-standing tradition as we proudly showcase the newest addition to our existing and already robust product portfolio of ophthalmic lasers and delivery devices. Our InSight represents the latest in retina visualization and laser delivery technology, and it successfully addresses some of the well-known challenges in ophthalmic laser delivery devices, namely, clear visualization of the retina and precise laser delivery to the target tissue,” said Dov Ofer.

“We are very excited to significantly expand our capabilities in the Retina segment with the introduction of InSight,” said Mr. Lloyd Diamond, Vice President & General Manager of Lumenis Vision, the ophthalmic business unit of Lumenis. “The InSight was designed to truly elevate performance and precision to new levels – allowing general ophthalmologists and retina specialists to customize each treatment and exercise complete control throughout the laser procedure. This ability is achieved through our unique and patented co-linear optical design, which projects both illumination and laser beam through the same pathway. Furthermore, the CoLin mechanism is controlled directly through InSight’s integrated joystick, which also features our patented AcuGuide™ technology for fine movement and beam manipulation. With this technology, our customers can command complete control of the laser procedure literally with their fingertip.”

“The InSight significantly facilitates laser delivery to the retina. Whether you are performing pan-retinal photocoagulation or a macular focal or grid laser treatment, the InSight provides you with complete control throughout the procedure, making the procedure easier for the treating physician,” stated Dr. Pazit Pianka MD, an Ophthalmologist and Medical Director of Lumenis Vision.

In addition to incorporating the most advanced laser delivery and optics technology, ergonomic factors play a key role in the product design, as we recognize the tremendous benefit these represent to ophthalmologists and their patients. “The InSight is a valuable addition to the Lumenis ophthalmic product portfolio, further enhancing and protecting our global leadership position in the markets we serve,” concluded Mr. Diamond.

About the American Academy of Ophthalmology and 2009 Annual Meeting

The American Academy of Ophthalmology is the largest national membership association of ophthalmologists, medical doctors who provide comprehensive eye care, including medical, surgical and optical care. More than 90 percent of practicing U.S. ophthalmologists are Academy members, and the Academy has more than 7,000 international members. The Academy’s 113th Annual Meeting was held from October 24 to 27 in San Francisco, CA. The 2009 Annual Meeting program highlighted how technology advances are improving patient care. For more information about the AAO and Annual Meeting, log on to http://www.aao.org

About Lumenis

Lumenis, the world’s largest medical laser company, is a global developer, manufacturer and distributor of laser, light-based and radiofrequency devices for surgical, aesthetic and ophthalmic applications, with more than 800 employees worldwide.  Lumenis has over 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability. Consequently we are able to deliver premium value and service to our customers. Lumenis’ name is derived from Latin meaning “Light of Life”, highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to: www.lumenis.com.

For further information contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis, its logo, VersaPulse, SlimLine and Slimline GI are trademarks or registered trademarks of the Lumenis Group of Companies.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.